FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
BOK Financial Thrift Plan for Salaried Employees
As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2006 and 2005,
                    and for the Year Ended December 31, 2006




                                    Contents

Report of Independent Registered Public Accounting Firm.....................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)...............12

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
June 27, 2007

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits

                                                                                 December 31
                                                                           2006                2005
                                                                   -----------------------------------------
 Assets
 Investments:
    BOKF Common Stock                                                $     24,683,494     $     22,551,206
    American Performance Funds:
      Cash Management Fund                                                  7,530,587            5,547,193
      Intermediate Bond Fund                                                7,647,629            6,999,242
    SEI Stable Asset Fund                                                   9,827,325           10,601,453
    International Strategic Allocation Fund                                 9,535,140                    -
    American Balanced Fund                                                  4,624,876            3,975,819
    Neuberger and Berman Genesis Trust Fund                                23,080,679           22,626,711
    Dodge and Cox Stock Fund                                               29,640,539           22,013,241
    Vanguard Institutional Index                                           20,663,716           18,770,373
    Vanguard Mid-Cap Index                                                    958,959                    -
    Goldman Sachs Growth Fund                                                       -              322,749
    American Growth Fund                                                    7,294,052            5,608,011
    Hotchkis and Wiley Midcap Value Fund                                    4,320,540            2,748,496
    T Rowe Price New Horizons                                               2,049,374              769,431
    American Beacon International Fund                                              -            5,956,149
    Self-directed common stocks                                               740,582              602,999
    Self-directed registered investment companies                             878,643              710,954
    Self-directed bonds                                                        32,812               15,118
    Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP):
        MAP Conservative Fund                                                 508,826              309,197
        MAP Balanced Fund                                                   3,034,736            1,213,603
        MAP Moderate Growth Fund                                            3,993,813            1,935,984
        MAP Growth Fund                                                     3,010,532            2,522,252
        MAP Aggressive Growth Fund                                          3,211,645            1,035,640
    Participant loans                                                       4,825,194            4,410,900
                                                                   -----------------------------------------
 Total investments                                                        172,093,693          141,246,721

 Cash                                                                         962,144              656,022
 Accrued interest receivable                                                  123,864               93,898
 Due from broker                                                               28,149                5,307
 Employer contribution receivable                                             868,500                    -
                                                                   -----------------------------------------
 Total assets                                                             174,076,350          142,001,948

 Liabilities
 Due to broker                                                                925,312              628,042
 Excess contributions payable                                                       -                3,731
                                                                   -----------------------------------------
 Total liabilities                                                            925,312              631,773
                                                                   -----------------------------------------
 Net assets available for benefits                                   $    173,151,038     $    141,370,175
                                                                   =========================================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2006


 Additions
 Investment income:
    Interest and dividends                                $      2,838,873
    Net appreciation in fair value of investments               17,057,418
                                                        ----------------------
                                                                19,896,291

 Contributions:
    Participants                                                13,428,171
    Employer                                                     8,186,947
    Rollovers                                                    1,286,079
                                                        ----------------------
                                                                22,901,197
                                                        ----------------------

 Total additions                                                42,797,488

 Deductions
 Benefit payments                                               10,954,806
 Administrative expenses                                            11,696
 Net transfers out of the Plan                                      50,123
                                                        ----------------------
                                                                11,016,625
                                                        ----------------------

 Net increase                                                   31,780,863
 Net assets available for benefits, at beginning of year       141,370,175
                                                        ----------------------
 Net assets available for benefits, at end of year        $    173,151,038
                                                        ======================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2006

1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee is credited with one full month of service. All new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5% of each participant's compensation; however, the combination of pre-tax and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (as defined by the Plan). Effective April 1, 2006, participants may make after-tax contributions not to exceed 6% of each participant's compensation not to exceed the annual legal limit. For participants who attained age 50 on or before December 31, 2006, such participants were allowed to make a pre-tax catch-up contribution of an additional $5,000 for the year ended December 31, 2006 above the maximum allowable by federal regulation. Also effective April 1, 2006, participants may make Roth 401(k) contributions to the Plan not to exceed the annual legal limit.

Participants may elect to invest in any of 12 registered investment companies, the Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP), which are collective investment trusts, self-directed common stocks, bonds, or registered investment companies, and BOKF Common Stock. During 2006, the Employer authorized the following modifications to the investment selections available to participants: (a) removal of the Goldman Sachs Growth and American Beacon International Funds and (b) addition of the International Strategic Allocation and Vanguard Mid-Cap Index Funds.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2006, the entire matching contribution of $7,318,447 was made in cash.

Through March 31, 2006, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to five percent of compensation, based on each participant's years of service as follows:

                     Years of Service                   Matching Percentage
        ------------------------------------------ ---------------------------

        Less than four years                                   40%
        At least four, but less than ten years                 60%
        At least ten, but less than fifteen years              80%
        Fifteen or more years                                 100%

Effective April 1, 2006, the Plan document was amended and the Employer matching contribution ranged from $.50 to $2.00 for each dollar of the participant's contributions, up to six percent of compensation, based on each participant's years of service as follows:

                     Years of Service                   Matching Percentage
        ------------------------------------------ ---------------------------

        Less than four years                                   50%
        At least four, but less than ten years                100%
        At least ten, but less than fifteen years             150%
        Fifteen or more years                                 200%

The Company will also make a special contribution for participants making less than $40,000. This special contribution is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. The special contribution for the 2006 plan year was $868,500.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2006.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant's account. Interest rates are based on the Chase Prime Rate and range from 4.00 percent to 13.00 percent at December 31, 2006. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminated employment with a vested account balance less than $1,000, excluding rollover contributions, will receive a lump-sum payment. If the participant has a vested balance which exceeds $1,000, excluding rollover contributions, and has not elected payment to another eligible retirement plan in a direct rollover or to receive payment directly, the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator. In lieu of lump-sum payment, a participant who terminates

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

employment after his or her 65th birthday or attaining age 50 and completing ten years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2006, forfeitures of $76,000 were used to reduce Employer matching contributions. Additionally, at December 31, 2006 and 2005, forfeitures outstanding that will be used to reduce future Employer matching contributions were $22,617 and $24,085, respectively.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative Expenses

The Employer pays all  administrative  expenses except for loan origination fees
and  fees  related  to  self-directed  common  stocks,   registered   investment
companies, and bonds, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock, other common stocks and bonds are valued at the quoted market price. The

                BOK Financial Thrift Plan for Salaried Employees

2. Summary of Significant Accounting Policies (continued)

MAP funds are collective trust funds and are valued at fair value based on the underlying investments of such funds as determined by BOKF. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for funds that invest in such assets. The Plan's investments include the SEI Stable Asset Fund (SEI), a collective trust that invests in a variety of fully benefit-responsive investment contracts. The Plan adopted the FSP as of December 31, 2006. However, the adoption did not have a material effect on the Plan's financial statements as the Plan's investments in SEI are stated at contract value, which approximates fair value, as of December 31, 2006 and 2005. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Effect of Recently Issued Statements of Financial Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2007. The Plan is currently evaluating the impact on FAS 157 on its financial statements.

Excess Contributions Payable

In order to be in compliance with the nondiscrimination rules under the Internal Revenue Code (the Code), the Plan is required to return excess contributions to certain highly compensated employees. As of December 31, 2005, the Plan recorded a liability in the amount of $3,731. The amounts payable to participants as of December 31, 2005 were refunded by December 31, 2006, as required by the Code.

                BOK Financial Thrift Plan for Salaried Employees

2. Summary of Significant Accounting Policies (continued)

There were no excess contributions as of December 31, 2006.

3. Investments

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2006, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock, bonds and common stocks; published market prices for registered investment companies; and the MAP funds annual audited financial statements for collective investment trusts as follows:

                                                          Net Appreciation
                                                           (Depreciation)
                                                           in Fair Value
                                                           of Investments
                                                       -----------------------

        BOKF Common Stock                                $      4,532,022
        Registered investment companies                        11,267,949
        Self-directed common stocks                               (73,480)
        Self-directed registered investment companies              97,482
        Self-directed bonds                                         4,914
        Collective investment trusts                            1,228,531
                                                       -----------------------
                                                         $     17,057,418
                                                       =======================

The fair values of all individual investments, including those that represent five percent or more of the Plan's net assets, are separately identified in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                BOK Financial Thrift Plan for Salaried Employees

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                                                  December 31
                                                                           2006                  2005
                                                                   --------------------- ---------------------

        Net assets available for benefits per the financial
           statements                                                   $173,151,038          $141,370,175
        Less: Benefits payable                                                  (335)             (120,416)
                                                                   --------------------- ---------------------
        Net assets available for benefits per the Form 5500
                                                                        $173,150,703          $141,249,759
                                                                   ===================== =====================

                                                                                             Year Ended
                                                                                            December 31,
                                                                                                2006
                                                                                        ----------------------

        Benefit payments per the financial statements                                    $     10,954,806
        Add: Benefits payable at end of year                                                          335
        Less: Benefits payable at beginning of year                                              (120,416)
                                                                                        ----------------------
        Benefit payments to participants per the Form 5500                               $     10,834,725
                                                                                        ======================

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, but not yet paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                BOK Financial Thrift Plan for Salaried Employees

7. Related Parties

AXIA Investment Management, Inc. (AXIA), formerly BOK Investment Advisors, Inc., a wholly owned subsidiary of Bank of Oklahoma, N.A. (BOk), serves as investment advisor and administrator to American Performance Funds (AP Funds). AP Funds is a diversified, open-ended, investment company established in 1987 as a business trust under the Investment Act of 1940. BOk serves as custodian for AP Funds. BOK Financial offers the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services, as well as to the public. Additionally, a portion of the Plan's assets are invested in Company Stock. Since the Company is the Plan Sponsor, investments involving Company Common Stock qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.

Effective January 1, 2005, the Plan was authorized to include Bank of Oklahoma, N.A. MAP funds as investment options. The MAP funds include five different managed funds designed to meet different risk tolerances and years to retirement. The MAP funds are comprised of different asset classes, capitalizations and investment styles. AXIA also serves as investment advisor to the MAP funds.

8. Subsequent Event

Effective May 1, 2007, participants are eligible to make after-tax contributions on the first day of the month following one month of service. Additionally, the 24-month restriction for after-tax in-service withdrawals was eliminated.

                              Supplemental Schedule

                BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2006

                                                                          (c)
                             (b)                              Description of Investments,               (e)
                     Identity of Issue,                      Including Maturity Date, Rate            Current
 (a)         Borrower, Lessor, or Similar Party             of Interest, or Maturity Value             Value
 --------------------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                          BOKF Common Stock                        $      24,683,494

  *  American Performance Funds                         Cash Management Fund                             7,530,587
                                                        Intermediate Bond Fund                           7,647,629

     SEI Funds                                          Stable Asset Fund                                9,827,325

     International                                      Strategic Allocation Fund                        9,535,140

     American                                           Balanced Fund                                    4,624,876

     Neuberger and Berman                               Genesis Trust Fund                              23,080,679

     Dodge and Cox                                      Stock Fund                                      29,640,539

     Vanguard                                           Institutional Index                             20,663,716

     Vanguard                                           Mid-Cap Index                                      958,959

     American                                           Growth Fund of America                           7,294,052

     Hotchkis and Wiley                                 Midcap Valuation Fund                            4,320,540

     T Rowe Price                                       New Horizons                                     2,049,374

  *  Bank of Oklahoma, N.A. Managed Allocation PortfolioMAP Conservative Fund                              508,826
                                                        MAP Balanced Fund                                3,034,736
                                                        MAP Moderate Growth Fund                         3,993,813
                                                        MAP Growth Fund                                  3,010,532
                                                        MAP Aggressive Growth Fund                       3,211,645

     Self-directed common stocks, bonds and registered  Common stocks, bonds and registered
     investment companies                               investment companies                             1,652,037

  *  Participant loans                                  Interest rates ranging from 4.00
                                                           percent to 13.00 percent                      4,825,194
                                                                                               ----------------------
                                                                                                 $     172,093,693
                                                                                               ======================

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.